OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden
hours per response: 6.00

SEC 1815
(11-2002)
Previous
versions
obsolete

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of **July, 2004**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...**X**..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..**X**...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Royal Standard Minerals Inc.
(Registrant)
By:**\s\ Roland M. Larsen**
(Signature)*
President & CEO


Date **July 6, 2004**

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106   TSX.V:RSM
LISTED: STANDARD & POORS   OTCBB:RYSMF

GOLDWEDGE PROJECT, NYE COUNTY, NEVADA PROGRESS WITH DECLINE CONSTRUCTION

FOR IMMEDIATE RELEASE

SPARKS, NEVADA, JULY 6, 2004, ROYAL STANDARD MINERALS INC. commenced the decline construction phase of the program in mid-June, 2004. At this point a total of 135'of ramp and approximately 35 feet of underground development from the portal entrance has been constructed. The portal and a portion of the ramp will include the installation of a 100-feet long steel liner plate that is expected to be completed in approximately 1-2 weeks. The underground development rate is expected to increase after the portal has been completed.

The decline construction plan has been modified to achieve access to the mineralized zone(s) in about 5-6 weeks. The current plan involves the development of a crosscut higher in the mineralized zone(s) than previously planned, within an interval that was recently drill tested by RSM in May, 2004. This approach should reduce the time to access and commence the bulk sampling program which could begin in late August, 2004.

RSM plans to start the underground drilling and bulk sampling of each of the several gold mineralized zones on the 6720 level, near the top of the deposit. Drilling and drifting within the primary mineralized zone(s) will be initiated and expanded along with continued decline development as warranted to access the gold mineralized structures along strike within the structural zone. Additionally, underground lateral drilling will be completed as a means to access thickness and quality of parallel gold mineralized intervals within the 100+ feet wide structural zone.

RSM is an exploration and pre-development company with advanced gold projects in Nevada.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

For more information
Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132
Visit our website at Royal-Standard.com